Exhibit 99.1

TSXV: SGN #750-1095 W. Pender St. Vancouver, BC V6E2M6 WWW.SCORPIOGOLD.COM

SCORPIO GOLD DRILLS 2.05 G/T GOLD OVER 97.99 METRES FROM 64.16
METRES AT THE GOLDWEDGE TARGET AT MANHATTAN

Highlights

●	Hole 26MN-090 returned, along the Zanzibar Trend:

○	0.91 g/t gold over 20.63 metres (“m”) from 74.38 m and 16.47 g/t gold over 2.35 m from 143.41 m within the Gold Hill Formation.

●	Hole 26MN-099 returned, along the Zanzibar Trend:

○	0.88 g/t gold over 18.59 m from 98.76 m at the Zanzibar-Gold Hill Formation stratigraphic contact, including 1.28 g/t gold over 9.45 m from 101.19 m.

○	2.10 g/t gold over 16.15 m from 126.95 m within Gold Hill Formation fault breccia, including 2.91 g/t gold over 10.27 m from 128.32 m.

●	Hole 26MN-101 returned, at Goldwedge:

○	1.60 g/t gold over 33.53 m from 6.70 m within the Zanzibar Formation, including 7.11 g/t gold over 5.18 m from 33.83 m.

●	Hole 26MN-104 returned, along the Zanzibar Trend:

○	35.23 g/t gold over 1.01 m from 139.26 m within the Gold Hill Formation.

●	Hole 26MN-110 returned, at Goldwedge:

○	2.05 g/t gold over 97.99 m from 64.16 m within the Gold Hill Formation, including; 18.19 g/t gold over 3.17 m from 85.95 m, 11.41 g/t gold over 4.57 m from 127.1 m, and 8.98 g/t gold over 7.32 m from 144.01 m. Also, within the Gold Hill Formation, 1.75 g/t gold over 14.63 m from 180.44 m.

July 14, 2026 - Vancouver, British Columbia – Scorpio Gold Corp. (TSX-V: SGN, OTCQB: SRCRF, FSE: RY9) (“Scorpio Gold”, or the “Company”) is pleased to announce results from eighteen step-out holes of the Phase Two drill program at the Manhattan District Project (“Manhattan”), Nevada, USA: 26MN-087, 26MN-090, 26MN-093 through 26MN-095, 26MN-097 through 26MN-108, and 26MN-110, see Figure 1. The results are tabulated in Table 1 and discussed below. Scorpio Gold has drilled 102 drill holes to date from its Phase Two diamond drilling program, 25MN-011 through 25MN-045, 26MN-046 through 26MN-112, for a grand total of 28,939 m. With the results herein, Scorpio Gold has reported assays on 99 of these (25MN-011 through 25MN-045, 26MN-046 through 26MN-108, and 26MN-110, totalling 27,793 m, and assays are pending from 3 holes (26MN-109, 26MN-111 and 26MN-112), totalling 1,146 m. The pending results will be reported as they become available.

In addition to the Phase Two drill program, the Company is reviewing historic core that is available at Manhattan and analyzing any historic core and pulps for silver. This new silver data from historic materials is supplementary to silver data that has been collecting since 2024 on new core drilled by the Company. Silver, or a gold equivalent, has not been used or included in any results to date. Results from drill hole GWUG-11-11 are also included in Table 1 and discussed below. Any new significant results from historic core or pulps will be reported as they become available.

“Manhattan continues to deliver high-grade gold with remarkable consistency, and these results deepen our understanding of why. The 97.99 metre intercept grading 2.05 g/t gold in hole 26MN-110 demonstrates that Goldwedge hosts broad, continuous zones of mineralization punctuated by high-grade intervals. The combination of structural and stratigraphic intersection at Goldwedge is providing the kind of grade-and-thickness combination that drives meaningful resource growth at Manhattan.

Along the Zanzibar Trend, mineralization is also proving to be strongly controlled by stratigraphy and structure, with high-grade gold recurring at the Zanzibar-Gold Hill contact and within fault breccias hosting multiple generations of epithermal veining — hallmarks of a large, long-lived gold system. Importantly, these step-outs tested within and beyond the boundaries of our maiden resource, so every new intercept is either adding new mineralization or upgrading material outside the current block model. We have also begun analyzing multi-element ICP data received to date, which include silver values. Silver was historically produced alongside gold in the Manhattan District, and we see the potential for silver to be incorporated into future resource estimates — adding a byproduct dimension that our maiden resource did not capture. With 99 of 102 Phase Two holes now reported and the system open in multiple directions, Manhattan keeps reinforcing its district-scale potential,” said Harrison Pokrandt, VP Exploration for Scorpio Gold.

Figure 1. Surface Plan Map of drill holes. Map Inset areas shown in Figures 2 and 3.

Zanzibar Trend: Drill holes 26MN-087, 26MN-090, 26MN-093, 26MN-094, 26MN-097, 26MN-099, and 26MN- 104 are all approximately 50 m step-outs along the Zanzibar Trend. Hole 90 had two substantial zones, 0.91g/t over 20.6m and 16.47 g/t over 2.35m. These add to the significant mineralization recently encountered along the Zanzibar Trend, including:

●	3.14 g/t gold over 49.62 m from 59.95 m (25MN-044)

●	0.66 g/t gold over 57.64 m from 29.59 m (25MN-045)

●	2.10 g/t gold over 22.25 m from 34.14 m (26MN-063)

●	2.74 g/t gold over 16.49 m from 45.45 m (26MN-066)

●	10.40 g/t gold over 5.67 m from 34.29 m (26MN-067)

●	1.94 g/t gold over 17.07 m from 55.47 m (26MN-067)

●	12.78 g/t gold over 5.91 m from 134.51 m (26MN-067)

●	0.69 g/t gold over 23.23 m from 4.05 m (26MN-070)

●	2.68 g/t gold over 11.34 m from 0.76 m (26MN-071)

●	2.77 g/t gold over 12.68 m from 58.64 m (26MN-080)

●	5.19 g/t gold over 6.55 m from 62.03 m (26MN-080)

Goldwedge: Drill holes 26MN-095, 26MN-098, 26MN-100, 26MN-101, 26MN-103, 26MN-105, 26MN-106, 26MN-107, 26MN-108, and 26MN-110 are all approximately 50 m step-outs, both laterally and at depth, at Goldwedge. Recent drilling at Goldwedge, including the results within, has demonstrated consistently strong mineralization:

●	0.59 g/t gold over 49.23 m from 31.69 m (26MN-048)

●	11.84 g/t gold over 8.39 m from 106.21 m (26MN-075)

●	1.27 g/t gold over 45.23 m from 137.95 m (26MN-086)

●	1.17 g/t gold over 21.58 m from 111.71 m (26MN-089)

●	0.62 g/t gold over 16.28 m from 137.03 m (26MN-089)

●	2.04 g/t gold over 11.83 m from 115.67 m (26MN-091)

●	0.68 g/t gold over 25.02 m from 142.04 m (26MN-091)

●	4.43 g/t gold over 5.18 m from 172.21 m (26MN-091)

●	6.95 g/t gold over 11.98 m from 242.99 m (26MN-091)

Black Mammoth: Drill hole 26MN-102 is a 50 m step-out to the east of drill hole 26MN-096. Black Mammoth is a ~200-250 m step-out from Goldwedge. Significant mineralization at Black Mammoth, including the results within, includes:

●	0.75 g/t gold over 24.69 m from 230.12 m (26MN-053)

●	1.02 g/t gold over 40.23 m from 195.69 m (26MN-057)

●	0.99 g/t gold over 41.45 m from 195.68 m (26MN-057)

●	0.78 g/t gold over 12.92 m from 293.71 m (26MN-057)

●	0.62 g/t gold over 62.21 m from 230.43 m (26MN-069)

●	6.04 g/t gold over 4.86 m from 308.23 m (26MN-072)

●	0.91 g/t gold over 15.79 m from 368.65 m (26MN-072)

●	0.58 g/t gold over 18.04 m from 311.05 m (26MN-078)

●	0.57 g/t gold over 17.98 m from 157.28 m (26MN-092)

●	0.83 g/t gold over 18.01 m from 277.68 m (26MN-092)

●	8.10 g/t gold over 1.52 m from 450.35 m (26MN-092)

●	2.56 g/t gold over 13.38 m from 293.28 m (26MN-096)

Further to the 2026 drilling results, historic drill hole GWUG-11-11, was relogged and sampled and returned 8.59 g/t gold over 6.1 m from 9.75 m. This new result addresses gaps found in the Manhattan database compilation. This drill hole was drilled underground at Goldwedge in 2011.

All 2026 drill holes tested within and beyond the Inferred Resource Constraining Pit (“IRCP”), targeting new mineralization outside of the 2025 MRE block model, see Figures 5 and 7. For further details see “Mineral Resource Estimate and NI 43-101 Technical Report, Manhattan Property, Nye County, Nevada” with an effective date of June 4, 2025, on Scorpio Gold’s website at https://wp-scorpiogold-2025.s3.ca-central-1.amazonaws.com/media/2025/10/SGN_Manhattan_Mineral_Resource_Estimate_-_Amended_43-101.pdf.

Figure 2. Inset Surface Plan Map of Zanzibar Trend Target Area, with drill hole traces projected to surface and result highlights noted.

Figure 3. Inset Surface Plan Map of Goldwedge Target Area, with drill hole traces projected to surface and result highlights noted.

Drill Hole ID	Target Azimuth / Dip	From (m)	To (m)	Intercept¹ (m)	Gold (g/t)
26MN-087	Zanzibar Trend	30.63	41.45	10.82	0.40
354 m	037° / -45°	222.78	225.16	2.38	1.19
		321.48	329.37	7.89	0.56
26MN-090	Zanzibar Trend	74.38	95.01	20.63	0.91
330 m	026° / -45°	143.41	145.76	2.35	16.47
		156.18	168.68	12.50	0.29
		288.13	297.27	9.14	0.81
26MN-093	Zanzibar Trend	67.97	85.07	17.10	0.41
138 m	000° / -60°	107.29	123.60	16.31	0.34
26MN-094 144 m	Zanzibar Trend 035° / -45°	29.65	35.17	5.52	0.19
26MN-095	Goldwedge	6.40	37.64	31.24	0.29
107 m	004° / -45°	40.85	52.43	11.58	0.20
		64.06	73.30	9.24	0.30
26MN-097 168 m	Zanzibar Trend 045° / -62°	106.16	118.14	11.98	0.36
26MN-098	Goldwedge	4.42	9.75	5.33	0.28
108 m	041° / -80°	13.47	33.22	19.75	0.19
		104.51	108.20	3.69	0.47

Drill Hole ID	Target Azimuth / Dip	From (m)	To (m)	Intercept¹ (m)	Gold (g/t)
26MN-099	Zanzibar Trend	63.52	75.13	11.61	0.77
323 m	252° / -45°	89.31	95.71	6.40	0.40
		98.76	117.35	18.59	0.88
	including	101.19	110.64	9.45	1.28
		126.95	143.10	16.15	2.10
	including	128.32	138.59	10.27	2.91
		228.78	242.86	14.08	0.18
26MN-100 65 m	Goldwedge 060° / -45°	3.66	35.08	31.42	0.21
26MN-101	Goldwedge	6.70	40.23	33.53	1.60
116 m	050° / -45°
	including	33.83	39.01	5.18	7.11
		46.94	54.32	7.38	1.82
	including	51.67	54.32	2.65	3.89
		61.27	70.29	9.02	0.65
	including	63.22	64.01	0.79	3.76
		85.04	89.89	4.85	1.72
	including	85.04	88.61	3.57	2.23
26MN-102 512 m	Black Mammoth 205° / -45°	398.83	402.58	3.75	0.44
26MN-103	Goldwedge	19.82	28.35	8.53	0.41
81 m	043° / -73°	33.14	44.81	11.67	0.22
26MN-104	Zanzibar Trend	99.97	102.29	2.32	2.04
385 m	150° / -45°	110.95	115.46	4.51	1.75
		139.26	140.27	1.01	35.23
		294.59	295.90	1.31	1.35
26MN-105	Goldwedge	12.65	39.32	26.67	0.23
68 m	080° / -45°
	including	25.76	39.32	13.56	0.31
26MN-106 68 m	Goldwedge 130° / -45°	13.41	17.37	3.96	0.23
26MN-107	Goldwedge	49.38	70.41	21.03	0.31
429 m	031° / -49°	77.57	81.84	4.27	0.32
		146.61	162.92	16.31	0.44
26MN-108	Goldwedge	22.55	43.89	21.34	0.15
82 m	145° / -80°	54.53	60.05	5.52	0.34
		65.07	78.30	13.23	0.52
26MN-110	Goldwedge	12.80	24.99	12.19	0.20
330 m	020° / -52°	64.16	162.15	97.99	2.05
	including	85.95	89.12	3.17	18.19
	including	127.10	131.67	4.57	11.41
	including	144.01	151.33	7.32	8.98
		180.44	195.07	14.63	1.75
	including	192.63	195.07	2.44	6.80

Drill Hole ID	Target Azimuth / Dip	From (m)	To (m)	Intercept¹ (m)	Gold (g/t)

GWUG-11-11	Goldwedge	9.75	15.85	6.10	8.59
83 m	229° / -56°
	including	12.81	14.33	1.52	33.13

1 Intervals contain no more than 3 continuous metres grading less than 0.1 g/t gold.

Table 1. Results from the current batch of drill holes. Note: There is insufficient geological information to estimate a true width for the drill intercepts reported.

Zanzibar Trend Results:

26MN-087: This drill hole contains three significant intervals hosted within Cambrian Gold Hill Formation brecciated fine grained clastic meta-sediments. The first interval of 0.40 g/t gold over 10.82 m from 30.63 m is oxidized and brecciated. The second interval of 1.19 g/t gold over 2.38 m from 222.78 m is comprised of a re-lithified breccia. The last interval of 0.56 g/t gold over 7.89 m from 321.48 m is a breccia with obvious evidence of faulting. The later interval ends in Oligocene Round Rock Formation (“Manhattan Caldera”) ash and lapilli tuff volcanic units, from 328.54 m to 329.37 m. The different breccias suggest multiple mineralization events.

26MN-090: This drill hole contains four significant intervals hosted within Cambrian Gold Hill Formation fine grained carbonate and clastic meta-sediments, including breccia and marble. The first interval of 0.91 g/t gold over 20.63 m from 74.38 m sits directly below a large, oxidized fault (~73 m) and is largely oxidized and broken muds and limestones. The second interval of 16.47 g/t gold over 2.35 m from 143.41 m contains a near-parallel to core axis quartz-calcite vein and is constrained to a limestone bed with strong alteration above the interval. The third and fourth intervals of 0.29 g/t gold over 12.5 m from 156.18 m and 0.81 g/t gold over 9.14 m from 288.13 m are within brecciated meta-mud and siltstones. See cross-section A to A’ (Figure 5).

26MN-093: This drill hole contains two significant intervals hosted within Ordovician Zanzibar Formation limestones and carbonaceous muds. The first interval of 0.41 g/t gold over 17.1 m from 67.97 m is within re-lithified brecciated muddy limestone. The last interval of 0.34 g/t gold over 16.31 m from 107.29 m is within broken, vein filled, brecciated and oxidized limestone. This interval sits directly above sheared carbonaceous mudstone (starting at 123.60 m), which sits above Manhattan Caldera volcanics (at 131.98 m). The different breccias suggest multiple mineralization events.

26MN-094: This drill hole contains one significant interval within the Ordovician Zanzibar Formation. The interval of 0.19 g/t gold over 5.52 m from 29.65 m is within bedded, vein filled limestone. This interval sits directly above a massive sheared carbonaceous mudstone (starting at 35.17 m).

26MN-097: This drill hole contains one significant interval that extends through the stratigraphic contact between the Ordovician Zanzibar and Cambrian Gold Hill Formations. The interval of 0.36 g/t gold over 11.98 m from 106.16 m is within Zanzibar Formation limestone and continues into Gold Hill Formation meta-mudstones at 112.68 m. The start of this interval is strongly oxidized and veined.

26MN-099: This drill hole contains two intervals within the Ordovician Zanzibar Formation. The first sits directly below the Manhattan Caldera volcanics contact, 0.77 g/t gold over 11.61 m from 63.52, within limestone and carbonaceous mudstones. The second Zanzibar Formation interval of 0.40 g/t gold over 6.4 m from 89.31 m is hosted withing strongly epithermal veined, bedded, limestone. One significant interval extends through the stratigraphic contact (at 103.33 m) between the Ordovician Zanzibar and Cambrian Gold Hill Formations, of 0.88 g/t gold over 18.59 m from 98.76 m, including 1.28 g/t gold over 9.45 m from 101.19 m. Two significant intervals are hosted entirely within the Cambrian Gold Hill Formation. The first interval of 2.10 g/t gold over 16.15 m from 126.95 m, including 2.91 g/t gold over 10.27 m from 128.32 m (see Figure 4), is hosted within a re-lithified breccia of fine-grained clastic meta-sediments, and sits directly above a marble bed. The last interval of 0.18 g/t gold over 14.08 m from 228.78 m sits directly above the Brougher Fault, and a marble bed, within fine grained clastic meta-sediments. See cross-section A to A’ (Figure 5).

26MN-104: This drill hole contains four intervals within Cambrian Gold Hill Formation fine grained clastic meta-sediments. The first interval of 2.04 g/t gold over 2.32 m from 99.97 m sits directly above a marble bed with a gouge fault contact. The final three intervals of 1.75 g/t gold over 4.51 m from 110.95 m, 35.23 g/t gold over 1.01 m from 139.26 m, and 1.35 g/t gold over 1.31 m from 294.59 m contain strong epithermal vein textures throughout.

Figure 4. Drill hole 26MN-099, interval 131.67 m to 136.55 m, displaying Cambrian Gold Hill Formation re-lithified brecciated meta-silt and mudstones with quartz-calcite epithermal veins.

Figure 5. Cross-section A-A’, showing gold grades with reported intervals highlighted.

Goldwedge Results:

26MN-095: This drill hole contains three intervals within the Ordovician Zanzibar Formation. The first and second intervals of 0.29 g/t gold over 31.24 m from 6.40 m and 0.20 g/t gold over 11.58 m from 40.85 m, are within faulted and brecciated oxidized limestone and the bottom of each interval is a carbonaceous mudstone. The last interval of 0.30 g/t gold over 9.24 m from 64.06 m is similar to the first two intervals, but sits directly above Manhattan Caldera volcanics (“Volcanics”) at 73.30 m.

26MN-098: This drill hole contains two intervals within the Ordovician Zanzibar Formation. Both intervals of 0.28 g/t gold over 5.33 m from 4.42 m and 0.19 g/t gold over 19.75 m from 13.47 m, are within faulted and brecciated oxidized limestone. One interval is within the Volcanics. The interval of 0.47 g/t gold over 3.69 m from 104.51 m is brecciated with veins throughout.

26MN-100: This drill hole contains one interval within the Ordovician Zanzibar Formation. The interval of 0.21 g/t gold over 31.42 m from 3.66 m is within faulted and brecciated oxidized limestone with veins throughout, and is directly above the Volcanics at 35.08 m.

26MN-101: This drill hole contains four intervals within the Ordovician Zanzibar Formation. The intervals are hosted within brecciated and faulted limestones and carbonaceous mudstones. The intervals are 1.60 g/t gold over 33.53 m from 6.70 m, including 7.11 g/t gold over 5.18 m from 33.83 m; 1.82 g/t gold over 7.38 m from 46.94 m, including 3.89 g/t gold over 2.65 m from 51.67 m; 0.65 g/t gold over 9.02 m from 61.27 m, including 3.76 g/t gold over 0.79 m from 63.22 m; and 1.72 g/t gold over 4.85 m from 85.04 m, including 2.23 g/t gold over 3.57 m from 85.04 m.

26MN-103: This drill hole contains two intervals within the Ordovician Zanzibar Formation. The intervals are hosted within brecciated and faulted limestones and carbonaceous mudstones. The intervals are 0.41 g/t gold over 8.53 m from 19.82 m and 0.22 g/t gold over 11.67 m from 33.14 m. The later interval is above the Volcanics contact at 54.07 m.

26MN-105: This drill hole contains one interval within the Ordovician Zanzibar Formation, directly above the Volcanics contact at 26.67 m. The interval of 0.23 g/t gold over 26.67 m from 12.65 m, including 0.31 g/t gold over 13.56 m from 25.76 m, is hosted within brecciated and faulted limestone and carbonaceous mudstone.

26MN-106: This drill hole contains one interval within the Ordovician Zanzibar Formation, directly above the Volcanics contact at 17.37 m. The interval of 0.23 g/t gold over 3.96 m from 13.41 m is hosted within brecciated and faulted limestone and carbonaceous mudstone.

26MN-107: This drill hole contains three intervals within the Cambrian Gold Hill Formation. The intervals are hosted within fine grained clastic meta-sediments and marble units. The intervals are 0.31 g/t gold over 21.03 m from 49.38 m, 0.32 g/t gold over 4.27 m from 77.57 m, and 0.44 g/t gold over 16.31 m from 146.61 m. All three intervals are controlled by faults and/or lithologic boundaries above or below the interval.

26MN-108: This drill hole contains three intervals within the Ordovician Zanzibar Formation. The intervals are hosted within brecciated and faulted limestone and carbonaceous mudstone units. The intervals are 0.15 g/t gold over 21.34 m from 22.55 m, 0.34 g/t gold over 5.52 m from 54.53 m, and 0.52 g/t gold over 13.23 m from 65.07 m. The later interval sits directly above the Volcanics at 78.30 m.

26MN-110: This drill hole contains three intervals within the Cambrian Gold Hill Formation. The intervals are hosted within fine grained clastic meta-sediments, marble units, and broken and re-lithified fault breccias. The intervals are 0.20 g/t gold over 12.19 m from 12.80 m; the headline interval of 2.05 g/t gold over 97.99 m from 64.16 m, including 18.19 g/t gold over 3.17 m from 85.95 m, 11.41 g/t gold over 4.57 m from 127.10 m, and  8.98 g/t gold over 7.32 m from 144.01 m (see Figure 6); and 1.75 g/t gold over 14.63 m from 180.44 m, including 6.80 g/t gold over 2.44 m from 192.63 m. The later interval sits directly above the Volcanics at 195.07 m.

GWUG-11-11: Apart of our relogging and sampling efforts of historic core, this drill hole contains one significant interval within the Ordovician Zanzibar Formation that was not previously available to the Manhattan database. The interval of 8.59 g/t gold over 6.1 m from 9.75 m, including 33.13 g/t gold over 1.52 m from 12.81 m, is hosted within faulted and brecciated limestones with strong epithermal vein textures.

147.07 m
20.11 g/t gold over 1.68 m
148.74 m
20.52 g/t gold over 1.34 m
150.08 m
0.90 g/t gold over 1.25 m
151.33 m
0.19 g/t gold over 0.67 m
152.00 m
0.32 g/t gold over 1.46 m
153.47 m
1.31 g/t gold over 1.07 m
154.54 m

Figure 6. Drill hole 26MN-110, interval 147.07 m to 154.54 m, displaying oxidized Cambrian Gold Hill Formation brecciated marbles with quartz-calcite epithermal veins.

B
B'
26MN-101
1.60 g/t over 33.53 m
26MN-103
0.41 g/t over 8.53 m
26MN-105
0.23 g/t over 26.67 m
Volcanics
MH84-055
1.73 g/t over 30.48 m
25MN-017
0.80 g/t over 33.13 m
25MN-020
0.94 g/t over 36.97 m
26MN-107
0.31 g/t over 21.03 m
0.44 g/t over 16.31 m
26MN-110
2.05 g/t over 97.99 m
1.75 g/t over 14.63 m
Note: Shaded Intervals and Blocks are Off-Section
B'
B
A'
A
50-Metre-Thick Section Looking to the Northwest
SCORPIO Gold Corporation
New Drilling Results
Previous Drilling Results
Geological Contacts
50 m
Gold Grades
0.05 g/t
0.1 g/t
0.2 g/t
0.5 g/t
1.0 g/t
3.0 g/t

Figure 7. Cross-section B-B’, showing gold grades with reported intervals highlighted.

Black Mammoth Results:

26MN-102: This drill hole contains one interval within the Cambrian Gold Hill Formation. The interval of 0.44 g/t gold over 3.75 m from 398.83 m is hosted within fine grained clastic meta-sediments.

QA/QC

HQ sized diamond drill core samples were cut in halves, then bagged and secured with security tags to ensure integrity during transportation to the Reno, NV, Paragon Geochemical facility or the Elko, NV, MSALABS facility for preparation. For quality assurance (“QA”), unmarked coarse blanks, unmarked certified reference materials, and requested laboratory duplicates were inserted into the sampling sequence. QA samples were systematically inserted into each batch of samples, amounting to approximately 10% of the run of samples. Samples were analyzed for gold using a two-cycle PhotonAssayTM analysis method (~500 g) of crushed material (70% passing 2 mm). All Paragon Geochemical and MSALABS facilities comply with ISO 17025:2017.

About the Manhattan District

Manhattan, located in the Walker Lane Trend of Nevada, USA, is road accessible and lies approximately 20 kilometers south of the operating Round Mountain Gold Mine (https://www.kinross.com/operations/default.aspx#americas-roundmountain), which has produced more than 15 million ounces of gold. For the first time, the Company has consolidated Manhattan’s past-producing mines under a single entity that holds valuable permitting and water rights. Historically, Manhattan has produced approximately 700,000 ounces of gold from high-grade placer and lode operations dating from the late 1890s through to the mid-2000s.¹ The maiden mineral resource estimate (the “Maiden MRE”) covering the Goldwedge and Manhattan Pit areas of Manhattan is comprised of 18,343,000 tonnes grading 1.26 g/t gold for a total of 740,000 oz contained gold in the inferred category.²

A historical mineral resource estimate (the “Historical MRE”) covers the Black Mammoth, April Fool, Hooligan, Keystone, and Jumbo areas of Manhattan and comprises 1,652,325 tonnes grading 5.89 g/t gold for a total of 303,949 oz contained gold.³ The deposit is interpreted as a low-sulfidation, epithermal, gold-rich system situated adjacent to the Tertiary-aged Manhattan caldera in the Southern Toquima Range of Nevada. A “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) has not done sufficient work to make the Historical MRE current, and the Company is not treating the Historical MRE as current.

Notes

●	Adjacent Properties: The Company has no interest in, or rights to, any of the adjacent properties mentioned, including the Round Mountain Gold Mine, and exploration results on adjacent properties are not necessarily indicative of mineralization on the Company’s properties. Any references to exploration results on adjacent properties are provided for information only and do not imply any certainty of achieving similar results on the Company’s properties.

●	Historical Data: This news release includes historical information that has been reviewed by the Company’s qualified person. The Company’s review of the historical records and information reasonably substantiate the validity of the information presented in this presentation. The Company encourages readers to exercise appropriate caution when evaluating these data and/or results.

●	Third-Party Mineral Projects: These deposits are cited solely for geological context. The Company cautions that these properties are not necessarily adjacent to, nor does the Company or have any interest in or control over them. Although certain geological features may be similar, there is no assurance that mineralization comparable to these deposits will be discovered on any of the Company’s properties. Information regarding the aforementioned deposits is taken from publicly available sources and technical reports believed to be reliable but has not been independently verified by the Company. The Company encourages readers to exercise appropriate caution when evaluating these data and/or results.

●	Mineral Resource Estimate (MRE): All scientific and technical information relating to Manhattan pertaining to Maiden MRE contained in this news release is derived from the Technical Report dated April 23, 2026 (with an effective date of June 4, 2025) titled “Mineral Resource Estimate and NI 43-101 Technical Report” (the “Technical Report”) prepared by Matthew R. Dumala, P.Eng (BC) of Archer Cathro Geological (US) Ltd., Patrick Loury, M.Sc., CPG (AIPG) of Daniel Kunz & Associates, Annaliese Miller, LG (WA) of Geosyntec Consultants, Inc. and Art Ibrado, PhD, PE (AZ) of Fort Lowell Consulting PPLC. The information contained herein in respect of the Maiden MRE is subject to all of the assumptions, qualifications and procedures set out in the Technical Report and reference should be made to the full text of the Technical Report, a copy of which has been filed with the applicable securities regulators and is available under the Company’s profile on www.sedarplus.ca.

●	Historical MRE: A Qualified Person has not done sufficient work to make the Historical MRE current, and the Company is not treating the Historical MRE as current.

The Company considers the Historical MRE relevant as it demonstrates the presence of significant gold mineralization across multiple zones within Manhattan; however, its reliability is uncertain because it was prepared prior to the adoption of the current CIM Definition Standards and current QA/QC practices. The Historical MRE provides limited disclosure of assumptions, parameters, estimation methods, cutoff grades, and QA/QC protocols, and therefore these cannot be fully verified by the Company. The categories used in the historical estimate predate, and are not directly comparable to, current CIM Definition Standards, and the Company is not treating the Historical MRE as a current Mineral Resource Estimate. To upgrade and verify the Historical MRE in order to make it a current Mineral Resource Estimate, the Company would be required to undertake confirmatory drilling, modern QA/QC sampling, validation and digitization of historical datasets and updated geological modeling followed by the preparation of a new Mineral Resource Estimate in accordance with CIM Definition Standards and NI 43-101. The Company encourages readers to exercise appropriate caution when evaluating the Historical MRE.

All scientific and technical information relating to Manhattan pertaining to the Historical MRE contained in this news release is derived from the Technical Report dated May 1997 titled “Exploration and Pre-Production Mine Development, Manhattan District Project, Nye County” (the “Historical Technical Report”) prepared by New Concept Mining, Inc. The information contained herein in respect of the Historical MRE is subject to all the assumptions, qualifications and procedures set out in the Historical Technical Report and reference should be made to the full text of the Historical Technical Report.

●	References: (1) Strachan, D. G., and Master, T. D., 2005: Update and Revision of the Gold Wedge Project Development, Nye County. Report prepared for Nevada; Royal Standard Minerals, Inc. and dated March 31, 2005; (2) Dumala, M. R., and Lowry, P., 2025: Mineral Resource Estimate and NI 43-101 Technical Report, Manhattan Property, Nye County, Nevada. Report prepared for Scorpio Gold Corporation and dated October 23, 2025 (with an effective date of June 4, 2025); and (3) Berry, A., and Willard, P., 1997: “Exploration and Pre-Production Mine Development, Manhattan District Project, Nye County”. Report prepared for New Concept Mining, Inc. and dated May 1997.

Qualified Person

The scientific and technical information in this news release has been reviewed, verified and approved by Thomas Poitras, P. Geo., Chief Geologist of Scorpio Gold, a “Qualified Person”, as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects. Verification included review of laboratory certificates, review of field logs and chain-of-custody records, inspection of blank/standard/duplicate performance, and review of collar and down-hole survey data. No limitations or failures to verify were identified.

About Scorpio Gold Corp.

Scorpio Gold holds a 100% interest in the Manhattan District located in the Walker Lane Trend of Nevada, USA. Scorpio Gold’s Manhattan District is ~4,780-hectares and comprises the advanced exploration-stage Goldwedge Mine, with a 400 ton per day maximum capacity gravity mill, and four past-producing pits that were acquired from Kinross in 2021 (see news release dated March 25, 2021 https://scorpiogold.com/news/scorpio-gold-closes-purchase-of-kinross-manhattan-property-nye-county-nevada/). The consolidated Manhattan District presents an exciting late-stage exploration opportunity, with over 140,000 metres of historical drilling, significant resource potential, and valuable permitting and water rights.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF SCORPIO GOLD CORPORATION

Zayn Kalyan, Chief Executive Officer and Director

Tel: (604)-252-2672

Email: zayn@scorpiogold.com

Investor Relations Contact:

Kin Communications Inc.

Tel: (604) 684-6730

Email: SGN@kincommunications.com

Connect with Scorpio Gold:

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TSXV: SGN | OTC: SRCRF | FSE: RY9

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management as of the date of this news release.

Forward-looking statements in this news release include, among others, statements relating to: the timing, scope and interpretation of assay results; potential for resource growth and discovery; the potential continuity, extent, grade and characteristics of mineralization along the Reliance Trend, Black Mammoth, Gap Zone, Zanzibar Trend and Mustang Hill; the intended follow-up exploration activities and timing thereof; the Company’s exploration plans and objectives; expected future drilling programmes; anticipated timing of future disclosures and announcements; and other statements that are not historical facts. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including: that the Company will be able to obtain sufficient financing to complete planned exploration activities; that the Company will be able to obtain necessary permits and regulatory approvals in a timely manner; that exploration results will be consistent with management’s expectations; that general business and economic conditions will not change in a materially adverse manner; that equipment and qualified personnel will be available when required; and that the Company’s interpretations of geological data are accurate. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations, which may not be available when needed or on acceptable terms and conditions; the inherent risks involved in the exploration and development of mineral properties, including uncertainties related to the interpretation of drill results and other geological data; fluctuations in commodity prices; compliance with extensive government regulation and changes in domestic and foreign laws and regulations that could adversely affect the Company’s business and results of operations; uncertainties related to obtaining necessary permits and regulatory approvals; risks related to the Company’s ability to retain key personnel; environmental risks and hazards; title matters and surface rights issues; competition in the mining industry; the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance; and other risks and uncertainties disclosed in the Company’s public filings.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.